UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 16 2005


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR SHAREHOLDING

HOLDING OF NOVO NORDISK SHARES BY THE MEMBERS OF THE BOARD OF
DIRECTORS, OF EXECUTIVE MANAGEMENT AND ALL INSIDERS AND CONNECTED
PERSONS AS PER 11 FEBRUARY 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find on the next pages the holding of the Novo Nordisk shares and Novo Nordisk share options as of the closure of the trading window as reported to Novo Nordisk.

THE SHARE PORTFOLIO

Please find below an individualised statement of the holding of Novo Nordisk B shares at the close of the latest trading window, as reported by insiders to Novo Nordisk.


                                     Holding             Movements since                  Portfolio as per
                                   of shares               11 November                     11 February 2005
                                      11                    2004
                                    November
                                      2004
                                                                                                    Market value
                                                     Bought         Sold         shareholding        of total
                                                                                    Number of       shareholding
                                                                                     shares           in DKK

BOARD OF DIRECTORS:

Mads 0vlisen                           17,330             0             0             17,330          5,467,615
Sten Scheibye                             400             0             0                400            126,200
Kurt Briner                             2,400             0             0              2,400            757,200
Johnny Henriksen                          300             0             0                300             94,650
Niels Jacobsen                         11,000             0             0             11,000          3,470,500
Ulf J. Johansson                            0             0             0                  0                  0
Anne Marie                              1,600             0             0              1,600            504,800
Kverneland
Kurt Anker                             27,612             0         2,000             25,612          8,080,586
Nielsen
Stig Str0baek                             400             0           300                100             31,550
J0rgen Wedel                            5,555             0             0              5,555          1,752,602
BOARD OF DIRECTORS IN TOTAL            66,597             0         2,300             64,297         20,285,703



EXECUTIVE MANAGEMENT:

Lars Rebien                             3,800             0             0              3,800         1,198,900
S0rensen
Jesper Brandgaard                       5,545             0         3,000              2,545           802,948
Lars Almblom                            4,690             0             0              4.690         1,479,695
J0rgensen
Lise Kingo                              1,555             0             0              1,555           490,603
Kare Schultz                            5,000             0             0              5,000         1,577,500
Mads Krogsgaard                           100             0             0                100            31,550
Thomsen
EXECUTIVE MANAGEMENT
IN TOTAL:                              20,690             0         3,000             17,690         5,581,196



ALL INSIDERS AND CONNECTED
PERSONS IN TOTAL:                                                                    595,639       187,924,105


In 2004 a new long term performance based incentive programme was introduced for six members of Executive Management and Senior
Management Board (twenty six in total). As the predefined overall business-related targets have been achieved 126,344 shares have been allocated to a bonus pool for 2004.

Based on the split of participants at the establishment of the bonus pool, approximately 40% of the pool will be allocated to Executive Management and 60% to the Senior Vice Presidents.

The calculation of the number of shares allocated to each executive and the transfer of such shares to the executives will be made in 2008 after the end of the three year lock up period. The employee will have to be employed at the end of the lock up period to be eligible for the share transfer from the bonus pool.

For background information and definitions, please see below

THE SHARE OPTION PORTFOLIO - BOARD OF DIRECTORS

                                                                                          MARKET
                             OPTIONS        EXERCISED                                    VAUE OF
                          OUTSTANDING        SINCE         OUTSTANDING                    OPTIONS
           EXERCISE       11 NOVEMBER      11 NOVEMBER     11 FEBRUARY      EXERCISE      (DKK
GRANTED     PERIOD           2004             2004            2005            PRICE      MILLION)

1999        2003-08         19,500             0             19,500           198            2
2000        2004-07         95,920             0             95,920           198           12
2000        2004-09         21,000             0             21,000           198            3

Total                      136,420             0            136,420                         17


For background information and definitions, please see below

THE SHARE OPTION PORTFOLIO - EXECUTIVE MANAGEMENT

                                                                                          MARKET
                             OPTIONS        EXERCISED                                    VAUE OF
                          OUTSTANDING        SINCE         OUTSTANDING                    OPTIONS
           EXERCISE       11 NOVEMBER      11 NOVEMBER     11 FEBRUARY      EXERCISE      (DKK
GRANTED     PERIOD           2004             2004            2005            PRICE      MILLION)

1998       2001-06           10,500           0               10,500          190           1
1998       2002-07           17,000           0               17,000          125           3
1999       2003-08           37,500           0               37,500          198           5
2000       2004-07          200,140           0              200,140          198          25
2000       2004-09           35,000           0               35,000          198           5
2001       2005-10           47,500           0               47,500          332           3
2003       2007-12           70,000           0               70,000          195           9

Total                       417,640           0              417,640                       51



For background information and definitions, please see below


BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF SHARES:

WHAT IS THE TRADING WINDOW?
Novo Nordisk's internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

Who are all insiders and connected persons?
Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk's parent organisation, Novo A/S, and the Novo Nordisk
Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises a total of approximately 500 people including directors, executives and employees.

This group's reported trading in the Novo Nordisk share also includes trading undertaken by insiders' spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500-2,000 members.


WHAT ARE ID CODE AND SHARES?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

WHAT ARE MOVEMENTS?

Movements comprise shares purchased or otherwise acquired and shares sold or otherwise disposed of. Movements further comprise shareholdings of members of the Board of Directors and/or members of Executive Management taking office during the period under review.

WHAT IS MARKET VALUE OF THE TOTAL SHAREHOLDING?
The market value is the total shareholding of the members of the Board of Directors, of the members of Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 10 February 2005 of DKK 315,50.

BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF OPTIONS:

As far as options granted in 2000 are concerned, please note that the options granted with an exercise period of 2004-07 relates to the combined 'share investment scheme' and 'option grant scheme' launched in connection with the demerger of Novozymes.

The options held by members of the Board of Directors were granted to Mads 0vlisen and Kurt Anker Nielsen at the time before November 2000 when they were members of Executive Management.

WHAT IS MARKET VALUE OF OPTIONS?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. The closing price on the Copenhagen Stock Exchange on 10 February 2005 of DKK 315,50 is used.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,250 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                     Investors:
Mike Rulis                 Outside North America:
Tel: (+45) 4442 3573       Mogens Thorsager Jensen
                           Tel: (+45) 4442 7945

                           Palle Holm Olesen
                           Tel: (+45) 4442 6175

                           In North America:
                           Christian Kanstrup
                           Tel: (+1) 609 919 7937


Stock Exchange Announcement No 11 / 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 16 2005                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer